Exhibit No. 3

                                          August, 15, 1997

The Board of Directors
Reliance Bancshares
3140 South 27th Street
Milwaukee, WI  53215
Attn: O. William Held

Gentlemen:

     I have reviewed your fourth quarter results for the period ended June 30, 1997. They are abysmal.

     Two cents? I can't even figure a proper P/E ratio or ROE on such a meaningless result. No matter what your "reasons" for such a result, it speaks loudly about management performance. You're simply not coming close to generating a competitive return.

     After 16 months as a public company, you maintain an obscene capital ratio of 48.9% (June 30). So what if you buy back 5 or 10% of the stock - your capital ratio (even at 10% buy back) results in a lofty 43.8% capital ratio. What are you doing for shareholders? The price of our stock has been stagnant for far too long - stuck at the $7.63 to $8.38 level for many months, a period during which prices for most other thrift stocks have soared.

     Quarter after quarter you have failed to provide meaningful financial performance and therefore there hasn't been, nor can there be, any market performance of the stock.

     Pay out additional large dividends and, either get your numbers to where they should be and do it quickly, or give the reins to someone who can. You owe all your shareholders nothing less.


                                         Very truly yours,

                                          Jerome H. Davis
                                          (signature)



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